Offering Statement for Sterilogy LLC (“Sterilogy”)

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Sterilogy LLC

Eligibility

2. **The following are true for Sterilogy LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Harold Zaima

An engineer by education by way of the U.S. Military Academy at West Point, NY and an MBA, Harold is the President and co-founder of Sterilogy. He has run the company's day to day operations since it's inception. The primary focus has been on patent application and product development. Prior to starting Sterilogy, Harold owned and operated a wiring harness company supplying both the automotive and marine industries. During his ownership, the company started 2 manufacturing plants (47,000 and 66,000 square feet) and a distribution center as well as established a strategic alliance with a China components manufacturer. Prior to the wiring harness company, Harold started greenfield companies in the United States and United Kingdom for two multi-billion companies and established joint ventures Germany, France, Italy Spain and Australia. For the past 3 years, Mr. Zaima has been working full time as President of Sterilogy LLC. He has been serving as President since 2009.

Bradley Ahlgren

Dr. Ahlgren is the Chairman and co-founder of Sterilogy. He is an accomplished orthopedic spinal surgeon licensed for over 23 years with one of the highest grossing practices within the Beaumont Healthcare System and is in the top 10 practices in the U.S. for number of spinal surgeries in the country. He has numerous presentations, publications, and research in the field of spinal health and surgical procedures. For the past 3 years, Dr Ahlgren has been working for Michigan Orthopaedic and Spine Surgeons as owner and Vice President and is associated with Beaumont Health. Dr. Ahlgren has been serving as Chairman of Sterilogy since 2009.

William Kaafarani

William was born and raised in the United Arab Emirates and has many deep relationships with influential individuals through the region. As President of Menacare, his mission is to bring healthcare innovations from the U.S. to the Middle East. Recognizing the novel approach to reduce hospital infections, much needed in the MENA region, William has started to promote Sterilogy throughout the region. He has launched the mission of Hospital 2020 to transform healing environments around the world by adopting safe and green innovations and globally connect best practices worldwide. William has patented and licensed methods on leveraging patient engagement to improve outcomes, eliminating waste, fraud and abuse in healthcare. For the past 3 years, Mr. Kaafarani has been the Managing Director of Menacare. He has been a partner of Sterilogy since 2017.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Zaima Family LLC

Securities:	400,000
Class:	Membership Unit
Voting Power:	50.0%

Bradley Ahlgren

Securities:	400,000
Class:	Membership Unit
Voting Power:	50.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   Hospital associated infections kill 247 patients every day and result in over $30 billion in unnecessary costs to U.S. Hospitals. The World Health Organization states that "hand hygiene, a very simple action, remains the primary measure to reduce health care associated infections ...". Sterilogy is developing an effective hand hygiene monitoring and compliance system to increase undertaking of hygiene rules by all healthcare workers, to ultimately save lives and reduce hospitals costs. There are 2 primary goals: Saving lives and reducing customer costs. Based on Sterology's business model, if both goals are attained, the system will be widely accepted in hospitals worldwide and, consequently, investor's ROI will handsomely follow. Sterilogy has obtained 3 letters of support from hospitals interested in testing the hand hygiene system once development is completed. It is important to understand that hand hygiene systems already exist in the marketplace today. Why then are hospitals interested in Sterilogy's system? While current systems are better than the alternative - doing nothing, these systems, as my partner puts it, "are like Swiss cheese". None of the current systems address the primary reason for poor hand hygiene, as identified from a 2-year study conducted by The Joint Commission, the accreditation organization for most U.S. Hospitals, which is "Ineffective placement of dispensers or sinks". The wall mounted sanitizer units don't allow the it to be at the "Point of Care" - making it virtually impossible to comply with hand hygiene protocol. Sterilogy is the only body worn hand hygiene system which allows the sanitizer unit to always at the "Point of Care". Sterilogy's business model is a hybrid model between the "Razor and Razor Blade" Model and the Subscription Model. Obtaining capital appropriations for hospital equipment and/or hospital systems can be a long and difficult process. Since hospital costs associated with software subscriptions and other monthly expenses are non-capital appropriation items, these expenses are easier to fund and institute. Based on this information, Sterilogy plans to fund its system costs by obtaining an initial down payment for the Sterilogy system followed by an ongoing monthly subscription fee. The "Razor Blade" portion of the business model is the hospital's requirement to purchase replacement sanitizers filled with canisters for the personal sanitizer units. The genesis of the idea came when Dr. Bradley Ahlgren, a clinician and orthopedic surgeon, was faced with a challenge to comply with the hospital's hand hygiene protocol. Faced with this challenge while being hampered by the requirement to utilize wall mounted sanitizer units, Dr. Ahlgren came up with an idea: He took the small 2.2 oz. sanitizer cans available in the doctor's lounge and combined it with his pager holder, to create the concept of Sterilogy's body worn personal sanitizer unit. Hal Zaima, engineer and co-inventor, developed the concept of adding electronics to the system. This enabled Sterology's system to remind the HC worker if he or she forgets to sanitize prior to patient examination, to record each dispensing event in order to calculate each worker's compliance rate - Sterilogy Index, and to compile the data in an easy to read graphical form.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Sterilogy LLC speculative or risky:**
    1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to complete its product development, conduct its planned beta test trials with area hospitals, and

commercialize its products. Upon successful beta trials and obtaining customers, the Company will require future capital in order to purchase capital equipment to mass produce its products. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to purchase equipment to produce its hand hygiene system and sanitizer filled canisters as well as to properly conduct sales and marketing activities.

2. Because the Company has a history of operating losses, and expects to generate operating losses for the next two years, it may not achieve profitability until year three, if at all, depending on the speed of which it can acquire customers. The Company is in the development stage and, therefore, has a limited history of operations.

3. The Company is faced with all of the risks associated with a company in its stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in the development of a medical device to prevent hospital associated infections. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and while not anticipated, risks associated with the need for any regulatory approval from government regulatory bodies around the world. Because the Company is focused on product development, the Company has not generated any product revenues to date.

4. The process of developing the Company's products requires the fine tuning of its electronic system and development of its software. There can be no assurances that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

5. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

6. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

7. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

8. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

9. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

10. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may under perform the technology utilized by our competitors.

11. We have primarily been focused on product development: To compete successfully in this market, we must continue to design and develop, new and enhanced software solutions products and services that provide high levels of performance and reliability at a low cost. If we are unable to develop services that address the needs of our target customers, or to enhance and

improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services.

12. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

The Offering

Sterilogy LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The funds raised will be used to complete the electronic and software development of Sterilogy's hand hygiene monitoring and compliance system, purchase equipment and produce clinical test parts in preparation for the beta tests with area hospitals currently waiting to try Sterilogy's system.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$1,000,000
Less: Offering Expenses	$490	$49,000
Net Proceeds	$9,510	$951,000
Compensation for managers	$0	$156,000
Electronic Development	$9,510	$417,271
Beta Test (Electronics, plastic housing, and Sanitizer Canisters)	$0	$359,391
Sales & Admin	$0	$18,338
Total Use of Net Proceeds	$9,510	$951,000

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Sterilogy LLC must agree that a transfer agent, which keeps records of our outstanding Membership Unit (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $5.00 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Membership Unit	1,000,000	800,000	Yes	For a description of other terms, please refer to the Operating Agreement.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There are no known provisions in the Operating Agreement that would limit, dilute or qualify the right of the membership units offered on Netcapital. Current outstanding members would be diluted to the extend membership units are sold through Netcapital. New members through Netcapital would possess all the rights of the current outstanding members and new members would not be limited or diluted. All dilution going forward would be pari passu. None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

While the current majority owners will attempt to maximize owner value, as minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

Discounted Cash Flow Valuation Model with a perpetual growth rate of 2.5% and discount rate of 50%.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Ann Arbor Sparks
Amount Outstanding:	$42,930
Interest Rate:	12.0%

Maturity Date:	January 5, 2019
Other Material Terms:	

In event of default, the entire principal balance and accrued interest is due.

Creditor(s):	Harold Zaima and Bradley Ahlgren
Amount Outstanding:	$99,800
Interest Rate:	5.0%
Maturity Date:	
Other Material Terms:	Indefinite

25. **What other exempt offerings has Sterilogy LLC conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Since its inception, Sterilogy's operations have been funded by its owners, multiple state grants and loans. It has posted losses in each of its year of operation as the company has focused on patent applications and product development. We recorded grant revenues of $25,000 in the year ended December 31, 2015, but we had no revenues (and no grant income) in the year ended December 31, 2016. Our general and administrative expenses amounted to $13,157 in the year ended December 31, 2017, as compared to $3,981 in the year ended December 31, 2016. Our cash balance at December 31, 2017 and 2016 was $5,622 and $38, respectively. Our primary source of capital has been our members. Based on the Discounted Cash Flow Valuation Model and inputting the 2018-2023 Sterilogy financial projections, with the lowest perpetual growth rate for the model at 2.5% and the highest discount rate of 50%, the Company Value is calculated to be $9.7 million. While Sterilogy has letters of support from area hospitals interested in beta testing its system, because the company is still pre-revenue, the valuation was further discounted from the aforementioned value down to $5 million.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Sterilogy LLC answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Formation:	certificateofformation.pdf
Operating Agreement:	operatingagreement.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: www.sterilogy.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.